UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Ulta Salon, Cosmetics & Fragrance, Inc.
(Name of Issuer)
Common Stock, $.01 par value per share
(Title of Class of Securities)
90384S303
(CUSIP Number)
December 31, 2010
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

     * The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	90384S303	13G	Page	2	of	5 Pages

1	NAMES OF REPORTING PERSONS. Lynelle P. Kirby

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	5	SOLE VOTING POWER

NUMBER OF		1,730,919

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,730,919

WITH	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,730,919

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	2.9%[1]

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
1 Based on 59,456,027 shares of the Issuer’s Common Stock outstanding as of November 24, 2010, as set forth in the Issuer’s quarterly report on Form 10-Q dated December 2, 2010.

CUSIP No.	90384S303	13G	Page	3	of	5 Pages

Item 1(a).	Name of Issuer:
     Ulta Salon, Cosmetics & Fragrance, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:
1000 Remington Blvd, Suite 120
Bolingbrook, IL 60440

Item 2(a).	Name of Person Filing:
     Lynelle P. Kirby

Item 2(b).	Address of Principal Business Office or, if none, Residence:
1000 Remington Blvd, Suite 120
Bolingbrook, IL 60440

Item 2(c).	Citizenship:
     United States

Item 2(d).	Title of Class of Securities:
     Common Stock, $.01 par value per share

Item 2(e).	CUSIP Number:
     90384S303

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
     Not applicable.

Item 4.	Ownership.
The information in items 1 and 5 through 11 on the cover page (p. 2) of this Schedule 13G is hereby incorporated by reference. The number of shares beneficially owned by Ms. Kirby contained in this Schedule 13G is calculated as of December 31, 2010. The 1,730,919 shares as to which Ms. Kirby has sole voting and dispositive power include 860,196 shares that may be received upon exercise of currently exercisable stock options.

CUSIP No.	90384S303	13G	Page	4	of	5 Pages

Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☑.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
     Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
     Not applicable.

Item 8.	Identification and Classification of Members of the Group.
     Not applicable.

Item 9.	Notice of Dissolution of Group.
     Not applicable.

Item 10.	Certifications.
     Not applicable.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2011
Signature:	/s/ Robert S. Guttman, as attorney-in-fact for Lynelle P. Kirby*
Name and Title: Robert S. Guttman, Senior Vice President, General Counsel & Secretary of
Ulta Salon, Cosmetics & Fragrance, Inc.

*	Robert S. Guttman is signing on behalf of Lynelle P. Kirby as attorney-in-fact pursuant to a power of attorney previously filed with the Securities and Exchange Commission on October 24, 2007, and hereby incorporated by reference herein. This power of attorney was filed as an attachment to a filing on Form 3 for Ulta Salon, Cosmetics & Fragrance, Inc.